Exhibit 99.2

Management’s Discussion and Analysis

MONTREAL, QUEBEC, NOVEMBER 6, 2007

Management’s Discussion and Analysis (“MD&A”) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “the Company,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures. Except where otherwise indicated, all financial information reflected herein is unaudited and determined on the basis of Canadian generally accepted accounting principles (“GAAP”). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

On March 7, 2007, the closing date of our transaction with Weyerhaeuser Company (“the Transaction”), we adopted fresh start reporting. In accordance with Section 1625 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Comprehensive Revaluation of Assets and Liabilities (“CICA 1625”), prior period financial information has not been restated to reflect the impact of the fair value adjustments and, accordingly, certain amounts in prior periods are not directly comparable.

Domtar’s financial condition and results of operations for the third quarter of 2007 reflect the application of fresh start reporting. Domtar’s combined financial condition and results of operations for the nine month period ended September 30, 2007 represents the combination of the financial condition and results of operations prior to the application of fresh start reporting, being the period from January 1, 2007 to March 6, 2007, and the financial condition and results of operations for the period from March 7, 2007 to September 30, 2007 which reflect the application of fresh start reporting. Domtar’s financial condition and results of operations for the third quarter of 2006 and the nine month period ended September 30, 2006 represents the financial condition and results of operations for the quarter as previously reported.

This MD&A uses non-GAAP information for the presentation of the combined financial results of the first quarter of 2007 and nine month period ended September 30, 2007. Such combined financial results are for illustrative purposes only and are provided for the purpose of allowing a year-to-date over year-to-date comparison of financial condition and results of operations. This non-GAAP combined financial condition and results of operations will be referred to throughout this MD&A as “combined” information. As a result of the application of fresh start reporting that started on March 7, 2007, the financial condition and results of operations following that date are not directly comparable to those prepared for Domtar prior to that date. The financial condition and results of operations for the period ended March 6, 2007 and the financial condition and results of operations for the period from March 7, 2007 to September 30, 2007 should not be viewed as a continuum since they were prepared using different bases of accounting and different accounting policies and, therefore, are not comparable.

In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, the term “tonne” or the symbol “MT” refers to a metric ton and the term “MFBM” refers to million foot board measure. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars and the term “U.S.” refers to the United States.

THIRD QUARTER 2007 OVERVIEW

For the third quarter of 2007, we reported operating income from continuing operations of $52 million, compared to operating income from continuing operations of $66 million in the third quarter of 2006. Results for the third quarter of 2007 were impacted by the negative impact of a stronger Canadian dollar, lower shipments for pulp and paper, higher costs of fiber and chemicals and the settlement of a contract dispute that resulted in a payment to us of $14 million in the third quarter of 2006. These factors were partially offset by higher average selling prices for the majority of our products, mark-to-market gains on financial instruments of $6 million and lower freight and energy costs.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

Agreement for the sale of Wood business

In June 2007, we entered into an agreement to sell substantially all of our Wood business, including the transfer of an estimated $50 million of working capital to the newly created Conifex Inc. (“Conifex”) for approximately $285 million. The operations being sold consist of 10 sawmills in Quebec and Ontario. The sawmills are Ear Falls, Nairn Centre, Timmins and White River, in Ontario, and the Grand-Remous, Lebel-sur-Quévillon, Malartic, Matagami, Ste-Marie and Val d’Or, in Quebec, as well as the Sullivan remanufacturing facility also in Val d’Or, Quebec. The sawmills have an annual production capacity of approximately 1.1 billion board feet and the associated 4.8 million cubic meters of annual harvesting rights, which represent the majority of our harvesting rights. Our interests in the joint ventures of Elk Lake Planing Mill Limited, Gogama Forests Products Inc., Olav Haavalsrud Timber Company Limited and Anthony-Domtar Inc. are also included in the transaction. We have agreed in principle to extend our support to the transaction by investing in Conifex an amount equal to the lesser of $35 million or a 19.9% equity interest in Conifex, if requested by Conifex, and subject to the negotiation and execution of a definitive shareholder agreement satisfactory to us. In addition, we will provide Conifex with transition services, including information technology, human resources management and finance, for a period of six to 12 months following the consummation of the transaction to facilitate the transition of the business. The transaction is subject to government approvals for the forest license rights transfers, regulatory approvals and customary closing conditions.

On October 11, 2007, Domtar Corporation announced that we received a notice from Conifex purporting to terminate the June 2007 agreement. The alleged termination follows a written notice received by us on October 1, 2007 from the Minister of Natural Resources and Wildlife (the “Minister”) for the Province of Quebec purporting to revoke, effective as of September 14, 2007, our forest license rights relating to the Grand-Remous and Malartic sawmills included in the transaction, which are closed.

We believe that the Minister’s action is unlawful and will vigorously defend our rights. On October 3, 2007, we delivered a letter to the Minister demanding that the decision be revoked and the licenses be reinstated. On October 12, 2007, we filed formal proceedings before the Quebec Superior Court to enforce our rights. We also believe that the purported unilateral termination of the agreement by Conifex is invalid under the terms of the agreement. While the consent of the Minister to the transfer of Grand-Remous, Malartic and other forest license rights is a condition to the closing of the transaction, Conifex would only have the right to terminate the agreement on or after December 31, 2007 in the event that we are not successful in challenging the Minister’s revocation of these license rights and obtaining such consent by that date. We intend to vigorously enforce all of our rights under the agreement and continue to work diligently towards the closing of this transaction. Domtar Corporation intends to use the net cash proceeds from the transaction, if consummated, to reduce its outstanding debt. At September 30, 2007, the assets and liabilities of the Wood business are accounted for as held and used in accordance with Section 3475 of the CICA Handbook, Disposal of Long-Lived Assets and Discontinued Operations, due to the uncertainty surrounding the closing of the transaction, mainly related to obtaining government approval and financing. We do not expect to recognize a gain or loss from the sale upon closing.

Restructuring

We regularly review our overall production capacity with a view to adjusting our production capacity to anticipated long-tem demand. In July 2007, Domtar Corporation announced the closure of its paper mill in Gatineau and its converting center in Ottawa as well as the closure of two paper machines, one located at our Woodland paper mill and another at our Port Edwards paper mill. In total, these closures will result in the curtailment of approximately 284,000 tons of paper capacity per year and will affect approximately 430 employees. We continue to evaluate potential adjustments to our production capacity, which may include additional closures of machines or entire mills, and we could recognize cash and/or non-cash charges relating to any such closures in future periods.

RECENT DEVELOPMENT

On October 17, 2007, Domtar Corporation announced the commencement of exchange offers and proxy solicitations relating to the outstanding public debt.

Domtar Corporation is making offers to holders of our outstanding U.S. dollar denominated 7.875% Notes due 2011, 5.375% Notes due 2013, 7.125% Notes due 2015 and 9.5% Debentures due 2016 (collectively, the “Domtar U.S. Notes”) to exchange any and all of such securities for an equal principal amount of Domtar Corporation’s newly issued notes of the corresponding series. In conjunction with such offers, Domtar Corporation is also soliciting consents to amendments to the indentures pursuant to which the Domtar U.S. notes were issued. The exchange offers and related consent solicitations will expire at midnight, New York City time, on November 14, 2007, unless extended.

We are concurrently soliciting proxies from holders of our outstanding Canadian dollar denominated 10% Debentures due 2011 and 10.85% Debentures due 2017 (together, the “Domtar debentures”) for use at a meeting of holders of each series of such debentures, to be held on November 14, 2007, at which we will seek the approval of such holders to amend the indenture pursuant to which such series of debentures were issued to provide Domtar Corporation with the right to acquire, at any time, all outstanding debentures of such series in consideration for the issuance of an equal principal amount of Domtar Corporation’s newly issued Canadian dollar denominated debt securities bearing interest at the same rate and maturing on the same date as our debentures which may be acquired by Domtar Corporation.

THE TRANSACTION

Domtar Inc. is an indirect wholly-owned subsidiary of Domtar Corporation since March 7, 2007. Domtar Corporation was organized under the laws of the State of Delaware on August 16, 2006, and was, until March 7, 2007, a wholly-owned subsidiary of Weyerhaeuser Company.

Domtar Corporation is a holding company organized for the sole purpose of holding Weyerhaeuser’s Fine Paper Business and consummating the combination of the Weyerhaeuser Fine Paper Business with Domtar. Domtar Corporation had no operations prior to March 7, 2007.

In conjunction with the Transaction and in accordance with CICA 1625, Domtar undertook a comprehensive revaluation (or “Push Down”) of its assets and liabilities as at March 7, 2007. In accordance with CICA 1625, prior period financial information has not been restated to reflect the impact of the fair value adjustments, and accordingly, certain amounts in the prior periods are not directly comparable.

COMPREHENSIVE REVALUATION

We applied fresh start reporting on March 7, 2007. As a result, all assets and liabilities are reported at fair values, except for future income taxes, which are reported in accordance with Section 3465 of the CICA Handbook, Income Taxes.

The fair values of the assets and liabilities have been based on Management’s best estimates at March 7, 2007. We are in the process of completing our valuation of certain assets and liabilities and expect to complete such valuation in the fourth quarter of 2007. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include stores inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and future income taxes.

Domtar Corporation has refined its preliminary purchase price allocation presented in its first quarter financial statements to reflect the impact of the restructuring measures announced in July 2007 and the agreement to sell substantially all of its Wood business on the fair value of the assets acquired and the liabilities assumed. As a result, Domtar has revised its valuation of certain assets and liabilities as of the date of the application of push-down accounting. As such, inventories decreased by $8 million, property, plant and equipment increased by $95 million, trade and other payables increased by $22 million, other liabilities and deferred credits increased by $6 million and deferred income tax liability – non current increased by $15 million. This resulted in a $44 million decrease in goodwill.

DISCONTINUED OPERATIONS

Effective in the second quarter of 2006, as a result of the closure of our Vancouver paper mill, the financial information pertaining to our Vancouver paper mill was no longer included in our Papers business but presented as a discontinued operation and as assets held for sale. Accordingly, the statement of consolidated earnings and consolidated cash flows for prior periods have been restated to reflect this presentation. Effective December 29, 2006, upon the sale of our 50% interest in Norampac, the financial information pertaining to Norampac is disclosed as a discontinued operation. Accordingly, the statement of consolidated earnings and consolidated cash flows for 2006 and prior periods have been restated to reflect this presentation. In accordance with GAAP, due to the fact that we continue to sell certain products formerly produced at our Cornwall and Ottawa paper mills, those operations remain in our continuing operations.

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants and Wood. The description of these business segments as at December 31, 2006 can be found on pages 3 to 5 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

SUMMARY OF FINANCIAL RESULTS

		Three months ended September 30		Nine months ended September 30
FINANCIAL HIGHLIGHTS		2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)				(Combined)
Sales		910	1,013	2,772	3,050
Operating income from continuing operations		52	66	95	59
Earnings (loss) from continuing operations		15	22	(5)	(28)
Net earnings (loss)		15	38	(6)	5
Average exchange rates	CAN$	1.044	1.121	1.1048	1.133
	US$	0.958	0.892	0.9051	0.883

THIRD QUARTER 2007 VS THIRD QUARTER 2006 OVERVIEW

SALES OF $910 MILLION

Sales in the third quarter of 2007 amounted to $910 million, a decrease of $103 million, or 10%, from sales of $1,013 million in the third quarter of 2006. This decrease in sales was primarily attributable to lower shipments for pulp and paper, mostly resulting from the closure of one paper machine at our Woodland paper mill and another paper machine at our Port Edward paper mill since the beginning of 2007, as well as the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar and a settlement of a contract dispute that resulted in a payment to us of $14 million in July 2006. These factors were partially offset by higher average selling prices for the majority of our products.

COST OF SALES OF $761 MILLION

Cost of sales decreased by $67 million, or 8%, in the third quarter of 2007 compared to the third quarter of 2006. This decrease was mainly attributable to lower production and shipments for all of our major products, mostly due to the closure of the two paper machines mentioned above as well as the closure of sawmills. Other factors causing a decrease in cost of sales included the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, lower costs for freight and energy and lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge). These factors were partially offset by higher costs for fiber and chemicals in the third quarter of 2007 and lower investment tax credits related to research and development expenditures from prior years.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF $46 MILLION

Selling, general and administrative (“SG&A”) expenses decreased by $2 million, or 4%, in the third quarter of 2007 compared to the third quarter of 2006. SG&A for the third quarter of 2007 included mark-to-market gains on financial instruments of $6 million. The SG&A for the third quarter of 2006 included an unrealized mark-to-market loss of $1 million. Excluding these items, SG&A expenses increased by $5 million in the third quarter of 2007 compared to the third quarter of 2006, mainly due to higher overall costs.

OPERATING INCOME FROM CONTINUING OPERATIONS OF $52 MILLION

Operating income from continuing operations in the third quarter of 2007 amounted to $52 million, compared to operating income from continuing operations of $66 million for the third quarter of 2006. The $14 million decrease in operating income from continuing operations was principally attributable to the factors mentioned above partially offset by the decrease in amortization expense mostly due to the application of fresh start reporting.

NET EARNINGS OF $15 MILLION

Net earnings amounted to $15 million in the third quarter of 2007 compared to net earnings of $38 million in the third quarter of 2006. The $23 million decrease in net earnings was mainly attributable to the factors mentioned above, as well as a decrease in earnings from discontinued operations in the third quarter of 2007.

NINE MONTHS ENDED SEPTEMBER 30, 2007 VS

NINE MONTHS ENDED SEPTEMBER 30, 2006 OVERVIEW

SALES OF $2,772 MILLION

Combined sales for the first nine months of 2007 amounted to $2,772 million, a decrease of $278 million, or 9%, from sales of $3,050 million in the first nine months of 2006. This decrease in sales was primarily attributable to lower shipments for pulp and paper, in part resulting from the closure of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006, and the closure of one paper machine at our Woodland paper mill and another paper machine at our Port Edwards paper mill since the beginning of 2007, and the negative impact of a rise in the year-to-date over year-to-date average value of the Canadian dollar relative to the U.S. dollar. Other factors causing a decrease in sales included lower average selling prices for lumber, lower shipments for our wood products, mostly resulting from the closure of sawmills, and a settlement of a contract dispute that resulted in a payment to us of $14 million in the third quarter of 2006. These factors were partially offset by higher average selling prices for paper and pulp.

COST OF SALES OF $2,317 MILLION

Combined cost of sales decreased by $318 million, or 12%, in the first nine months of 2007 compared to the first nine months of 2006. This decrease was mainly attributable to lower production and shipments for all of our major products, mostly due to the closure of paper mills and sawmills mentioned above as well as lower costs for freight and energy. Other factors contributing to lower cost of sales between comparable periods were lower restructuring costs, the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, the realization of savings stemming from restructuring activities, and lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge). These factors were partially offset by higher costs of fiber and chemicals in 2007, an increase in environmental provision, and investment tax credits related to research and development expenditures received in 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES OF $196 MILLION

Combined SG&A expenses increased by $52 million, or 36%, in the first nine months of 2007 compared to the first nine months of 2006. SG&A for the first nine months of 2007 included transaction and integration costs of $40 million, mark-to-market gains on financial instruments of $23 million and an increase in an environmental provision related to closed sites of $10 million. The SG&A for the first nine months of 2006 included income of $7 million for a legal settlement, an $8 million refund received in the second quarter of 2006 as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006 and an unrealized mark-to-market loss of $1 million. Excluding these items, SG&A expenses increased by $11 million in the first nine months of 2007 compared to the first nine months of 2006, mainly due to higher overall costs.

OPERATING INCOME FROM CONTINUING OPERATIONS OF $95 MILLION

Combined operating income from continuing operations in the first nine months of 2007 amounted to $95 million, compared to an operating income from continuing operations of $59 million in the first nine months of 2006. The $36 million improvement in operating income from continuing operations was principally attributable to the factors mentioned above, as well as a decrease in amortization expenses due to the application of fresh start reporting.

NET LOSS OF $6 MILLION

Combined net loss amounted to $6 million in the first nine months of 2007 compared to net earnings of $5 million in the first nine months of 2006. This $11 million decrease in net earnings was mainly attributable to the factors mentioned above, as well as an increase in income tax expense and a decrease in earnings from discontinued operations in 2007, partially offset by a decrease in financing expenses due to lower borrowings and interest earned on our long-term advances to related parties.

PAPERS

	Three months ended September 30		Nine months ended September 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)			(Combined)
Sales
Total sales	646	725	1,977	2,130
Intersegment sales to Paper Merchants	(59)	(66)	(195)	(217)

	587	659	1,782	1,913
Operating income from continuing operations	56	75	164	74
Shipments
Paper (in thousands of ST)	542	556	1,584	1,761
Market pulp (in thousands of ADMT)	143	172	426	461

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Sales in our Papers business amounted to $587 million in the third quarter of 2007, a decrease of $72 million, or 11%, from sales of $659 million in the third quarter of 2006. This decrease in sales was mainly attributable to lower shipments for paper and pulp, mostly due to the closure of one paper machine at our Woodland paper mill and another paper machine at our Port Edwards paper mill since the beginning of 2007, as well as the negative impact of a stronger quarter-over-quarter value of the Canadian dollar and a settlement of a contract dispute that resulted in a payment to us of $14 million in the third quarter of 2006. These factors were partially offset by higher average selling prices for paper and pulp. For the nine-month period ended September 30, 2007, combined sales in our Papers business decreased by $131 million, or 7%, compared to the nine month period ended September 30, 2006 for the same reasons as noted above, as well as the impact from the closure of our Cornwall and Ottawa paper mills effective at the end of the first quarter of 2006.

Operating income

Operating income from continuing operations in our Papers business totaled $56 million in the third quarter of 2007 compared to operating income from continuing operations of $75 million in the third quarter of 2006. The $19 million decrease in operating income from continuing operations is largely the result of the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar, lower shipments for paper and pulp, mostly due to the closure of the two paper machines mentioned above. Other factors contributing to the decrease in operating income include higher costs for fiber and chemicals, as well as higher investment tax credits related to research and development expenditures received in 2006 and the settlement of a contract dispute in 2006. These factors were partially offset by higher average selling prices for pulp and paper, lower freight costs, lower restructuring costs and mark-to-market gains on financial instruments realized in the third quarter of 2006. For the nine-month period ended September 30, 2007, combined operating income from continuing operations totaled $164 million in 2007 compared to operating income from continuing operations of $74 million for the nine-month period ended September 30, 2006. The $90 million improvement in operating income from continuing operations was due to higher average selling prices for paper and pulp, the realization of savings stemming from restructuring activities, mostly related to the closure of our Cornwall and Ottawa paper mills effective in the first quarter of 2006, and lower costs of freight and energy. These factors were partially offset by lower shipments for paper and pulp, mostly due to the closure of the paper machines mentioned above, the negative impact of a stronger year-to-date average value of the Canadian dollar, higher costs of fiber and chemicals, an increase in environmental provision, an investment tax credits related to research and development expenses and income of $7 million from a legal settlement, both recorded in the first quarter of 2006 and income of $14 million from a contract dispute recorded in the third quarter of 2006.

PRICING ENVIRONMENT

In our Papers business, our average sales prices, denominated in U.S. dollars, increased in the third quarter of 2007 compared to the third quarter of 2006. Our average sales prices denominated in Canadian dollars decreased in the third quarter of 2007 compared to the third quarter of 2006, with the exception of copy grades, as the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.

Our average sales prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 6% in the third quarter of 2007 compared to the third quarter of 2006. Within this basket, our copy 20 lb sheets and offset 50 lb rolls represented approximately 37% of our paper sales in the third quarter of 2007. Our average sales price for copy 20 lb sheets was higher on average by US$83/ton and our average sales price for offset 50 lb rolls was lower on average by US$24/ton in the third quarter of 2007 compared to the third quarter of 2006. A US$60/ton price increase for offset and opaque rolls was implemented in the third quarter of 2007.

Our average sales prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$86/tonne and our average sales prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$28/tonne in the third quarter of 2007 compared to the third quarter of 2006. Price increases of US$20/tonne were implemented on softwood pulp in July 2007 and September 2007 and on our hardwood pulp in August 2007. A subsequent $20/tonne price increase has been announced for hardwood effective in October 2007.

OPERATIONS

Shipments

Our paper shipments decreased by 14,000 tons in the third quarter of 2007 when compared to the third quarter of 2006. This decrease is mainly due to lack-of-order downtime taken in the third quarter of 2007 and the closure of two paper machines since the beginning of 2007.

Our pulp trade shipments (the amount of pulp shipments in excess of our internal requirements) decreased by 29,000 tonnes in the third quarter of 2007 when compared to the third quarter of 2006 mainly due to lower production resulting from decreased fiber supply.

Labor

A collective agreement expired in April 2004 for our Lebel-sur-Quévillon pulp mill (affecting approximately 350 employees). Negotiations have ceased and the mill has been closed for an indefinite period since November 2005.

Negotiations for the renewal of the collective agreement at our Ashdown mill (affecting approximately 700 employees) began in October 2007, and negotiations for the renewal of the collective agreement at our Woodland mill are scheduled to begin in November 2007.

Restructuring

In July 2007, Domtar Corporation announced the closure of two paper machines, one at our Woodland paper mill and another at our Port Edwards paper mill, as well as the closure of our Gatineau paper mill and its converting centre in Ottawa, which became effective in October 2007. In total, these closures resulted in the curtailment of approximately 284,000 tons of paper capacity per year and affected approximately 430 employees.

In November 2005, we announced the closure of our Cornwall and Ottawa paper mills, which became effective at the end of the first quarter of 2006. As a result, the book value of these mills was reduced to their net recoverable value. We also announced our intention to seek a buyer for our Vancouver paper mill, which was closed as at the end of the second quarter of 2006. Preceding the sale, our Vancouver paper mill was presented as assets held for sale. On May 9, 2007, Domtar concluded the sale of the Vancouver property for a total proceed of $23 million. In September 2006, we sold our facility and land in Cornwall, for proceeds of $4 million. These closures resulted in a reduction of our production capacity of 145,000 tonnes of pulp and 450,000 tons of paper per annum and impacted approximately 1,380 positions.

Other

In November 2005, we announced the indefinite shut down of our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions. Our Lebel-sur-Quévillon pulp mill is still indefinitely idled due to factors such as high wood fiber, energy and transportation costs, a strong Canadian dollar and uncompetitive labor costs.

PAPER MERCHANTS

	Three months ended September 30		Nine months ended September 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars)			(Combined)
Sales	260	260	780	793
Operating income from continuing operations	7	3	16	10

SALES AND OPERATING INCOME FROM CONTINUING OPERATIONS

Sales

Our Paper Merchants business generated sales of $260 million in the third quarter of 2007, unchanged from sales in the third quarter of 2006. The increase of shipments in the third quarter of 2007 when compared to the third quarter of 2006 was offset by the negative impact of a stronger Canadian dollar. On a year-to-date basis, combined sales amounted to $780 million in 2007, reflecting a $13 million, or 2%, decrease compared to sales of $793 million in 2006. This decrease was attributable to lower shipments and the negative impact of a rise in the year-to-date over year-to-date average value of the Canadian dollar relative to the U.S. dollar.

Operating Income

Operating income from continuing operations amounted to $7 million in the third quarter of 2007, an increase of $4 million from operating income of $3 million recorded in the third quarter of 2006. This increase was mainly attributable to a decrease of $2 million in our allowance for doubtful accounts. Combined operating income from continuing operations amounted to $16 million in the first nine months of 2007 compared to $10 million in the first nine months of 2006. This $6 million increase is largely due to the impact of a bad debt expense incurred in the first quarter of 2006 and a decrease in our allowance for doubtful accounts in the third quarter of 2007, partially offset by lower shipments in 2007.

WOOD

	Three months ended September 30		Nine months ended September 30
SELECTED INFORMATION	2007	2006	2007	2006
(In millions of Canadian dollars, unless otherwise noted)			(Combined)
Sales
Lumber sales	58	88	194	319
Wood chips and other sales	15	19	46	66

Sub-total	73	107	240	385
Intersegment sales	(10)	(13)	(30)	(41)

	63	94	210	344
Operating loss from continuing operations	(11)	(17)	(43)	(32)
Shipments (millions of FBM)	159	231	526	757

SALES AND OPERATING LOSS FROM CONTINUING OPERATIONS

Sales

Sales in our Wood business amounted to $63 million in the third quarter of 2007, a decrease of $31 million, or 33%, compared to sales of $94 million in the third quarter of 2006. This decrease was largely attributable to lower shipments, which is the result of the indefinite shut down of three sawmills (two in Abitibi, Quebec, and one in Ontario) at the end of 2006 and the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar. On a year-to-date basis, combined sales in our Wood business amounted to $210 million in 2007 compared to $344 million in 2006. The $134 million decrease in sales was attributable to the same factors mentioned above, in addition to lower average selling prices for our wood products.

Operating Loss

Operating loss from continuing operations in our Wood business totaled $11 million in the third quarter of 2007 compared to an operating loss from continuing operations of $17 million in the third quarter of 2006. The $6 million decrease in operating loss from continuing operations was mainly attributable lower production and energy costs, mostly resulting from the closure of sawmills in 2006, lower freight costs, lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge) and the realization of savings stemming from restructuring activities. These factors were partially offset by the negative impact of a stronger quarter-over-quarter average value of the Canadian dollar, and lower shipments for lumber and chips mostly resulting from the closure of sawmills. On a year-to-date basis, combined operating loss in our Wood business amounted to $43 million in 2007, an increase of $11 million over an operating loss from continuing operations of $32 million in 2006. The increase in operating loss was mostly attributable to lower average selling prices, the negative impact of a stronger year-to-date average value of the Canadian dollar, lower shipments for lumber and chips mostly resulting from closure of sawmills, and a $7 million refund received in the second quarter of 2006 as a result of the Ontario government’s retroactive reduction in Crown stumpage fees related to 2005 and 2006. These factors were partially offset by lower production and energy costs, mostly resulting from the closure of sawmills in 2006, lower freight costs, lower charges on our softwood lumber exports (cessation of the countervailing and antidumping duties collected by the U.S. in October 2006, replaced by the application of an export charge) and the realization of savings stemming from restructuring activities.

PRICING ENVIRONMENT

Our average sales price for Great Lakes 2x4 stud increased by US$15/MFBM and our average sales price for Great Lakes 2x4 random length decreased by US$16/MFBM in the third quarter of 2007 compared to the third quarter of 2006.

OPERATIONS

Shipments

Our lumber shipments decreased by 72 million board feet of lumber in the third quarter of 2007 compared to the third quarter of 2006 mostly as a result of sawmills that are closed as well as the slowdown in the U.S housing market.

Fiber supply

The Province of Quebec adopted legislation, effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we were permitted to harvest annually, under our licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. The Chief Forester of Quebec has proposed a further reduction of 60,000 cubic meters, or 3%, in the total softwood annual allowable cut of forests managed by Domtar. This would significantly affect the supply of fiber for our Northern Quebec softwood sawmills and market pulp operations. Also, the reduction in harvest volume has a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the closure in November 2005 of our pulp mill at Lebel-sur-Quévillon due to unfavorable economic conditions and no alternative markets for chips produced by our sawmills, as well as the reduced allowable wood harvesting volume, our Northern Quebec softwood sawmills, including Val d’Or, Matagami and Lebel-sur-Quévillon, were closed for an indefinite period of time. In June 2007, we restarted our Val d’Or sawmill, as a result of a new contract for our chips and favorable economic conditions, which has an annual capacity of approximately 120 million board feet.

On October 1, 2007, we received a written notice from the Minister of Natural Resources and Wildlife for the province of Quebec purporting to revoke, effective as of September 14, 2007, our forest license rights relating to our Grand-Remous and Malarctic sawmills. We and Domtar Corporation believe that the Minister’s action is unlawful and will vigorously defend our rights. As a result of this notice, Conifex has delivered a notice purporting to terminate its agreement to purchase our Wood business. We and Domtar Corporation also believe that the purported unilateral termination of the agreement by Conifex is invalid under the terms of the agreement. However, if we are not successful in reinstating these license rights and obtaining the consent of the Minister to transfer the license rights to Conifex on or before December 31, 2007, Conifex would have the right to terminate the agreement and, if it exercised its right to do so, the pending sale would not be completed.

Labor

In May 2007, a 5 year agreement was ratified with the union at our Val d’Or sawmill (affecting approximately 88 employees).

Negotiations for a new collective agreement for our Sullivan remanufacturing facility (affecting approximately 60 employees) have ceased and the sawmill became a non-unionized facility effective during the second quarter of 2007.

A collective agreement expired in June 2007 for our Sainte-Marie sawmill. Negotiations for the renewal of this collective agreement (affecting approximately 70 employees) began in August 2007.

A collective agreement expired in August 2005 for our Nairn Center sawmill. Negotiations for the renewal of this collective agreement are scheduled to begin in November 2007.

Other

In September 2007, we concluded the sale of our 45% investment in Nabakatuk Forest Products Inc. for total proceeds of approximately $4 million. No gain was recorded on the sale.

In June 2007, Domtar Corporation entered into an agreement to sell substantially all of its Wood business to Conifex Inc. See the “Agreement for the sale of Wood Business” above for further details.

In January 2007, due to the difficult market conditions that have prevailed in the wood sector in recent months, including the slowdown in the U.S. housing market and the new softwood lumber agreement, we announced the indefinite closure of our White River sawmill which became effective by the end of the second quarter of 2007. The closure impacted approximately 140 permanent positions and reduced our production capacity by 110 million board feet of lumber.

In November 2005, the decision to temporarily shut down our Lebel-sur-Quévillon pulp mill due to unfavorable economic conditions caused us to indefinitely idle our adjacent sawmill. Additionally, in October 2006, we announced the closure of three other sawmills (two in Abitibi, Quebec, and one in Ontario). The closures, which occurred in October 2006, are primarily due to the pressure of higher timber costs and lower selling prices and demand for both lumber and wood chips. These closures impacted approximately 360 permanent positions and reduced production capacity by approximately 400 million board feet of lumber. As of September 30, 2007, with the exception of our Val d’Or sawmill, which restarted in June 2007, these sawmills are still closed.

In November 2005, due to reduced softwood fiber allocations, which have increased fiber costs in Quebec, we announced the closure of our Grand-Remous and Malartic sawmills, which became effective in the second quarter of 2006. As a result, the book value of these sawmills was reduced to their net recoverable value. These closures impacted approximately 200 permanent positions and reduced production capacity by approximately 160 million board feet of lumber.

FINANCING EXPENSES AND INCOME TAXES

FINANCING EXPENSES

In the third quarter of 2007, financing expenses amounted to $21 million compared to $36 million in the third quarter of 2006. The $15 million decrease in financing expenses was largely due to lower borrowings, the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense and interest earned on our long-term advances to related parties. On a year-to-date basis, our financing expense amounted to $73 million in 2007 compared to $111 million in 2006. This $38 million decrease in financing expenses is largely due to the same reason explained above and lower utilization of our securitization program during the first quarter of 2007.

INCOME TAXES

In the third quarter of 2007, our income tax expense was $16 million compared to an income tax expense of $8 million in the third quarter of 2006. On a year-to-date basis, our income tax expense amounted to $27 million in 2007 compared to a recovery of $24 million in 2006. During the third quarter of 2007, the Company presumed that the undistributed earnings of its U.S. subsidiaries will be distributed to Domtar Inc. As such, we forecasted an amount of $5 million for U.S. withholding taxes payable on future distributions from the U.S. subsidiaries to the Canadian parent company. Our 2007 income tax expense and effective tax rate are impacted by the mix and level of earnings subject to different tax jurisdictions and the differences in tax rates applicable to our U.S. subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Our principal cash requirements are for working capital, capital expenditures, as well as principal and interest payments on our debt. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through new financings, subject to satisfactory market conditions and credit ratings.

OPERATING ACTIVITIES

Cash flows provided from operating activities of continuing operations totaled $9 million in the third quarter of 2007 compared to cash flows provided from operating activities of continuing operations of $65 million in the third quarter of 2006. This $56 million decrease in cash flows generated from continuing operations mainly reflects an increase in requirements for working capital, in part due to inventory fluctuations. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of wood fiber, energy and raw materials and other expenses such as property taxes. On a year-to-date basis, combined cash flows provided from operating activities of continuing operations totaled $134 million in 2007 compared to $90 million in 2006. This $44 million increase in cash flows generated from continuing operations mainly reflects a decrease in requirements for working capital.

INVESTING ACTIVITIES

Cash flows used for investing activities of continuing operations totaled $11 million in the third quarter of 2007 compared to cash flows used for investing activities of continuing operations of $24 million in the third quarter of 2006. The $13 million decrease in cash flows used for investing activities of continuing operations was mainly attributable to a decrease in capital spending. On a year-to-date basis, combined cash flows used for investing activities of continuing operations totaled $711 million in 2007 compared to cash flows used for investing activities of continuing operations of $70 million. The $641 million increase in cash flows used for investing activities of continuing operations was mainly attributable to long-term advances to related parties of $649 million in 2007. Capital expenditures required to maintain existing operations are approximately $90 million annually.

FINANCING ACTIVITIES

In the third quarter of 2007, cash flows provided for financing activities of continuing operations amounted to $8 million compared to cash flows used for financing activities of continuing operations of $71 million in the third quarter of 2006. This $79 million increase in cash flows provided from financing activities of continuing operations is largely attributable to a repayment made on our old revolving credit facility during 2006, partially offset by an increase in bank indebtedness of $5 million during the third quarter of 2007. On a year-to-date basis, combined cash flows used for financing activities of continuing operations totaled $20 million in 2007 compared to cash flows used for financing activities of continuing operations of $30 million in 2006. This $10 million decrease in cash flows used for financing activities of continuing operations is largely attributable to a decrease in net borrowings under our revolving credit facility and a repayment made on our old revolving credit facility during the third quarter of 2006.

CAPITAL RESOURCES

Net indebtedness was $1,691 million as at September 30, 2007, calculated as bank indebtedness plus long-term debt net of cash and cash equivalents, compared to $1,304 million as at December 31, 2006. The $387 million increase in net indebtedness was largely due to a decrease in cash and cash equivalents resulting from long-term advances to related parties, which as at September 30, 2007 amounted to $649 million, partially offset by lower borrowings under our revolving credit facility.

In connection with the Transaction, the Company, Domtar Paper Company, LLC and Domtar Corporation entered into the Credit Agreement, which consisted of an $800 million senior secured tranche B term loan facility and a $750 million senior secured revolving credit facility. In connection with the closing of the Transaction, the Domtar Corporation borrowed $800 million under the tranche B term loan facility, which has subsequently been reduced to $645 million. The revolving credit facility may be used by the Company, Domtar Paper Company, LLC and Domtar Corporation for working capital needs and for general corporate purposes, and a portion will be available for letters of credit and swingline loans. Borrowings by the U.S. Borrowers under the revolving credit facility will be made available in U.S. dollars, and borrowings by the Company under the revolving credit facility will be made available in U.S. dollars and/or Canadian dollars and limited to $150 million (or the Canadian dollar equivalent thereof).

The tranche B term loan facility matures on March 7, 2014, and the revolving credit facility matures on March 7, 2012. The tranche B term loan facility amortizes in nominal quarterly installments (equal to one percent of the aggregate initial principal amount thereof per annum) with the balance due on the maturity date.

Amounts drawn under the tranche B term loan facility bear annual interest at either a Eurodollar rate plus a margin of 1.375%, or an alternate base rate plus a margin of 0.375%. Amounts drawn under the revolving credit facility bear annual interest at either a Eurodollar rate plus a margin of 1.25% to 2.25%, or an alternate base rate plus a margin of 0.25% to 1.25%. Amounts drawn under the revolving credit facility by the Company in U.S. dollars bear annual interest at either a Eurodollar rate plus a margin of 1.25% to 2.25%, or a U.S. base rate plus a margin of 0.25% to 1.25%. Amounts drawn under the revolving credit facility by the Company in Canadian dollars bear annual interest at the Canadian prime rate plus a margin of 0.25% to 1.25%. The Company may also issue bankers’ acceptances denominated in Canadian dollars which are subject to an acceptance fee, payable on the date of acceptance, which is calculated at a rate per annum equal to 1.25% to 2.25%. The interest rate margins and the acceptance fee, in each case, with respect to the revolving credit facility are subject to adjustments based on the Domtar Corporation’s consolidated leverage ratio.

The Credit Agreement contains a number of covenants that, among other things, limit the ability of Domtar Corporation and its subsidiaries to make capital expenditures and place restrictions on other matters customarily restricted in senior secured credit facilities, including restrictions on indebtedness (including guarantee obligations), liens (including sale and leasebacks), fundamental changes, sales or disposition of property or assets, investments (including loans, advances, guarantees and acquisitions), transactions with affiliates, hedge agreements, dividends and other payments in respect of capital stock, changes in fiscal periods, environmental activity, optional payments and modifications of other material debt instruments, negative pledges and agreements restricting subsidiary distributions, changes in lines of business, and the proposed amendments to the transaction documents to the extent that any such amendment would be materially adverse to the interests of the lenders. For so long as the revolving credit commitments are outstanding, Domtar Corporation is required to comply with a consolidated EBITDA (as defined) to consolidated cash interest coverage ratio of greater than 2.50x and a consolidated debt to consolidated EBITDA (as defined) ratio of less than 4.75x, decreasing to 4.5 on December 31, 2008. The Credit Agreement contains customary events of default, provided that non-compliance with the consolidated cash interest coverage ratio or consolidated leverage ratio will not constitute an event of default under the tranche B term loan facility unless it has not been waived by the revolving credit lenders within a period of 45 days after notice.

Domtar Corporation’s direct and indirect, existing and future, U.S. wholly-owned subsidiaries serve as guarantors of the senior secured credit facilities for any obligations thereunder of the U.S. borrowers, subject to exceptions for the U.S. subsidiaries of the Company and other agreed exceptions. Presently, Domtar Paper Company, LLC is the sole subsidiary guaranteeing Domtar Corporation’s obligations under the Credit Agreement. The Company’s direct and indirect, existing and future, wholly-owned subsidiaries, as well as the Domtar Corporation and its subsidiaries, serve as guarantors of Domtar obligations as a borrower under the senior secured credit facilities, subject to agreed exceptions. Presently, Domtar Paper Company, LLC and Domtar Corporation’s subsidiaries guarantee the Company’s obligations under the Credit Agreement. The Company does not guarantee Domtar Corporation’s obligations under the Credit Agreement.

The obligations of Domtar Corporation in respect of the senior secured credit facilities are secured by all of the equity interests of the Company’s direct and indirect U.S. subsidiaries, other than the U.S. subsidiaries of the Company, and 65% of the equity interests of the Company’s direct and indirect “first-tier” foreign subsidiaries, subject to agreed exceptions, and a perfected first priority security interest in substantially all of Domtar Corporation’s and its direct and indirect U.S. subsidiaries’ tangible and intangible assets (other than the U.S. subsidiaries of the Company). The obligations of the Company, and the obligations of the non-U.S. guarantors, in respect of the senior secured credit facilities and any hedge agreements or cash management arrangements entered into with a lender thereunder also are secured by all of the equity interests of the Domtar Corporation’s direct and indirect subsidiaries, subject to agreed exceptions, and a perfected first priority security interest, lien and hypothec in the inventory of the Company, its immediate parent, and its direct and indirect subsidiaries, other than its U.S. subsidiaries.

As at September 30, 2007, we had no letters of credit outstanding and $3 million (US$3 million) drawn in the form of a bank overdraft under the revolving credit facility, resulting in $146 million (US$147 million) of availability for future drawings by Domtar under this facility. In addition, as at September 30, 2007, a separate letter of credit of $2 million was outstanding. Domtar Corporation had US$696 million of availability under this facility, after taking into account US$51 million ($51 million) of outstanding letters of credit and US$3 million ($3 million) of borrowings outstanding in the form of a bank overdraft under the revolving credit facility. As at December 31, 2006, under the previous credit facility, there were no drawings under the credit facility, $18 million (US$16 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness.”

CREDIT RATINGS

Domtar is a co-borrower in respect to a revolving credit (for up to US$150 million, guaranteed by Domtar Corporation) under its parent Domtar Corporation’s US$1,395 million secured revolving credit and term loan facility as well as the obligor under six unsecured issues of notes and debentures. The ratings listed below represent a risk assessment of these obligations. On October 17, 2007, we announced the commencement of exchange offers and proxy solicitation relating to our outstanding public debt. See the “Recent development” section above for further details.

RATING AGENCY	SECURITY	RATING
Moody’s Investors Services	Secured Credit Facility of Domtar Corporation and Domtar	Ba1
	Unsecured debt obligations of Domtar	B2
Standard & Poor’s	Secured Credit Facility of Domtar Corporation and Domtar	BB+
	Unsecured debt obligations of Domtar	B+
Dominion Bond Rating Service	Secured Credit Facility of Domtar Corporation and Domtar	BBB (low)
	Unsecured debt obligations of Domtar	BB (low)
	Preferred shares of Domtar	Pfd-5 (high)

The ratings by Moody’s Investors Services (“Moody’s”) are the fifth and sixth best ratings in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the top end of a rating category and the numerical modifier 2 indicating a ranking in the middle of a rating category. According to Moody’s, a rating of Ba has speculative elements and a rating of B is considered speculative. The ratings by Standard & Poor’s (“S&P”) are the fifth and sixth best ratings in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. According to S&P, ratings of BB and B have significant speculative characteristics. The debt ratings by Dominion Bond Rating Services (“DBRS”) are the fourth and fifth best ratings in terms of quality within ten rating gradations, with the “low” indicating a ranking in the lower end of a rating category. According to DBRS, a rating of BBB has adequate credit quality and a rating of BB is speculative and non-investment grade.

All the agencies have a “stable” outlook in respect to these ratings. Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.

Common shares

Since March 7, 2007, the closing date of our Transaction, all of our issued and outstanding common shares are held indirectly by Domtar Corporation.

As at September 30, 2007, we had 231,709,007 common shares, 67,476 Series A Preferred Shares and 1,033,800 Series B Preferred Shares issued and outstanding.

Options granted under the Executive Stock Option Plan, whether vested or unvested, were exchanged on the same terms and conditions for an option to purchase a number of shares of common stock of Domtar Corporation equal to the number of Domtar common shares or of equivalent value determined using the Black-Scholes option-pricing model, depending if the exercise price was higher, equal or less than the market value at the time of the exchange.

The Employee Share Purchase Plans were terminated in February 2007.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on pages 23 and 24 of our 2006 Annual Report1. Off balance sheet arrangements have not changed materially since December 31, 2006. As at September 30, 2007 and December 31, 2006, the value of securitized receivables amounted to $130 million (US$130 million) and $23 million (US$20 million), respectively.

RELATED PARTY TRANSACTIONS

In conjunction with the consummation of the Transaction, a Canadian subsidiary of Domtar advanced $589 million (including US$500 million) to a Canadian subsidiary of Domtar Corporation and a U.S. subsidiary of Domtar advanced $60 million (US$60 million) to a U.S. subsidiary of Domtar Corporation to pay down indebtedness incurred in the Transaction. The Canadian advance is for five years, bears interest at a variable rate based on the Canadian prime rate and is repayable at any time. The U.S. advance is for five years, bears interest at a variable rate based on the U.S. prime rate and is repayable at any time.

Domtar Corporation’s Canadian and U.S. subsidiaries have advanced certain funds to Domtar’s Canadian and U.S. subsidiaries in the normal course of business to finance its short-term liquidity needs. Ris Paper Company, Inc., an indirect wholly-owned subsidiary of Domtar, purchases paper from Domtar Corporation under the same commercial terms as any other merchant who purchases paper from Domtar Corporation.

Domtar Corporation exchanges fees with Domtar Inc. for management fees related to services rendered such as Finance, Legal, Human Resources, etc. The management fee is charged at cost or at cost plus, depending on the nature of the service rendered. The management fee for the period from March 7, 2007 to September 30, 2007 is $5 million.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2006 can be found on page 24 of our 2006 Annual Report1 and have not changed materially since December 31, 2006 except for the following:

E.B. EDDY ACQUISITION

On July 31, 1998, we acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of Domtar in specified circumstances, Domtar may have had to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at March 7, 2007, the closing date of our transaction, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded for this potential purchase price adjustment.

On March 14, 2007, we received a letter from George Weston Limited (the previous owner of E.B. Eddy and a party to the purchase agreement) demanding payment of $110 million as a result of the consummation of the Transaction. On June 12, 2007, an action was commenced by George Weston Limited against Domtar Inc. in the Superior Court of Justice of the Province of Ontario, Canada, claiming that the consummation of the Transaction triggered the purchase price adjustment and seeking a purchase price adjustment of $110 million as well as additional compensatory damages. We do not believe that the consummation of the Transaction triggers an obligation to pay an increase in consideration under the purchase price adjustment and intend to defend ourselves vigorously against any claims with respect thereto. However, we may not be successful in our defense of such claims, and if we are ultimately required to pay an increase in consideration, such payment may have a material adverse effect on our liquidity, results of operations and financial condition.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2006 can be found on page 25 of our 2006 Annual Report1 and have not materially changed since December 31, 2006.

For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the eight most recently completed quarters ending September 30, 2007 is disclosed below.

SELECTED QUARTERLY FINANCIAL INFORMATION	2005			2006					2007
	4th		Year	1st	2nd	3rd	4th	Year	1st	2nd	3rd
(In millions of Canadian dollars, unless otherwise noted)									(Combined)
Sales		990	4,247	1,039	998	1,013	939	3,989	970	892	910
Operating income (loss) from continuing operations		(366)	(349)	(17)	10	66	178	237	15	28	52
Earnings (loss) from continuing operations		(271)	(310)	(28)	(22)	22	91	63	(15)	(5)	15
Net earnings (loss)		(348)	(388)	(24)	(9)	38	323	328	(16)	(5)	15
Average exchange rates	CAN$	1.173	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1.098	1.044
	US$	0.852	0.826	0.866	0.891	0.892	0.878	0.882	0.854	0.910	0.958

The first quarter of 2006 reflected an improvement in all of our businesses over the fourth quarter of 2005. Our results from continuing operations benefited from higher average selling prices for the majority of our products and higher shipments for paper. Nonetheless, our results from continuing operations continued to be negatively affected by the strengthening of the Canadian dollar and high costs, especially for freight and energy. In light of this difficult context, we continued to carry out our announced closure and restructuring initiatives, with the definite closure of our Cornwall and Ottawa mills effective at the end of the first quarter of 2006. Results from continuing operations for the second quarter of 2006 continued to improve for the majority of our businesses when compared to the first quarter of 2006. Although our earnings from continuing operations were negatively impacted by lower shipments for pulp and paper, lower average selling prices for lumber and the continued strengthening of the Canadian dollar, we benefited from higher average selling prices for pulp and paper, and the realization of savings stemming from our restructuring initiatives. As of September 30, 2006, our Cornwall pulp and paper mill, Ottawa paper mill, Vancouver paper mill and Grand-Remous and Malartic sawmills were shut down. Results from continuing operations for the third quarter of 2006 reflected an improvement in all of our businesses over the second quarter, except for Wood. Our results from continuing operations benefited from higher average selling prices for the majority of our products, except for lumber, higher shipments for pulp and higher investment tax credits related to research and development expenditures from prior years. In July 2006, we settled a sales contract dispute, resulting in a payment to us of $14 million. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments further improved results in the third quarter of 2006. Results from continuing operations for the fourth quarter of 2006 reflected an improvement over the preceding quarter, due to the receipt of a $178 million refund plus interest of $22 million relating to lumber duties (net of special charge of $36 million), the gain on the sale of timberlands that amounted to $10 million ($6 million net of taxes), higher selling prices for pulp and paper and lower freight and energy costs. These were partially offset by lower shipments for all of our major products, lower average selling prices for lumber, higher costs for purchased wood fiber and chemicals, offset by the weakening of the Canadian dollar. The wood sector continued to face difficult industry conditions including higher timber costs and lower demand for both lumber and wood chips. In addition, in the fourth quarter of 2006, we sold our 50% interest in Norampac for a total cash consideration of $560 million, resulting in a gain of $237 million (net of applicable taxes) which is classified, as per GAAP, as discontinued operations.

The first quarter of 2007 included the impact of fresh start reporting (mostly related to amortization and pension costs that impacted periods after March 7, 2007) and costs of $34 million incurred relating to the Transaction, while the fourth quarter of 2006 included the refund of softwood lumber duties of $164 million, costs of $25 million incurred relating to the Transaction, a gain of $10 million realized on the sale of a parcel of timberlands and a charge of $5 million related to write downs of investments in our Wood business. When excluding these items, our combined results for our Paper and Paper Merchants businesses slightly improved in the first quarter of 2007 compared to the results of our fourth quarter of 2006 while the combined results of our Wood business deteriorated mostly due to the continuing difficult conditions prevailing in the wood sector. Our combined results from continuing operations in the first quarter of 2007 benefited from higher shipments of paper and wood products and slightly higher average selling prices for some of our products. These factors were offset by an increase in our environmental provision of $10 million as well as higher overall costs for freight, chemicals, energy and purchased fiber. Results for the second quarter of 2007 reflected a deterioration in all of our businesses over the first quarter of 2007. The factors contributing to the deterioration of operating income from continuing operations include the negative impact of a stronger Canadian dollar, lower shipments for pulp and paper, lower average selling prices for our wood products and higher maintenance costs. These factors were partially offset by lower manufacturing costs, higher average selling prices for paper and higher mark-to-market gains on financial instruments. During the second quarter of 2007, we announced an agreement in principle to sell substantially all of our Wood business, with the exception of our sawmills in Saskatchewan and some forestlands. The sale is expected to close before the end of the year, pending governmental approval for the forest license transfers, regulatory approvals and customary closing conditions. In addition, in July 2007 Domtar Corporation announced that it will close two paper machines as well as its Gatineau paper mill and its converting centre in Ottawa, expected to be effective by the end of October 2007. Results for the third quarter of 2007 reflected an improvement in all of our businesses over the second quarter of 2007 mostly as a result of higher average selling prices for all of our major products, higher shipments of paper and pulp, as well as lower energy and freight costs. These factors were partially offset by the negative impact of a stronger Canadian dollar, higher costs of fiber and chemicals, lower shipments for our wood products, and lower mark-to-market gains on financial instruments. During the third quarter of 2007, we announced the commencement of an exchange offers and proxy solicitations relating to our outstanding public debt. The exchange offers and related consent solicitations will expire at midnight, New York City time, on November 14, 2007, unless extended. See the “Recent Development” section above for more details. We are continuing to work diligently towards the closing of the sale of substantially all of our Wood business. See the “Agreement for the sale of Wood Business” section above for more details.

ACCOUNTING CHANGE

ACCOUNTING CHANGES

In July, 2006, the Accounting Standards Board (“AcSB”) issued a replacement of Handbook Section 1506 “Accounting Changes.” The new standard, effective January 1, 2007, allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information and requires changes in accounting policy to be applied retrospectively unless doing so is impracticable. The initial adoption of this section had no significant impact on the consolidated financial statements under Canadian GAAP.

FINANCIAL INSTRUMENTS

In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” The Corporation adopted the provisions of these sections on January 1, 2007.

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. Under this new statement:

•

All financial assets and liabilities are carried at fair value in the consolidated balance sheet, except loans and receivables, investments held-to-maturity and non-trading financial liabilities, which are carried at amortized cost. Realized and unrealized gains and losses on trading financial assets and liabilities are recognized immediately in the consolidated statement of income while unrealized gains and losses on financial assets that are available for sale are recognized in other comprehensive income until their realization, after which these amounts are recognized in the consolidated statement of income.

•

All derivatives financial instruments are carried at fair value in the consolidated balance sheet, including those derivatives that are embedded in other contracts but are not closely related to the host contract.

HEDGES

Section 3865 provides alternative accounting treatments to those found in Section 3855 for entities who choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationships,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Under this new statement:

•

In a fair value hedge, hedging activities are carried at fair value, with changes in fair value recognized in the consolidated statement of income. The changes in the fair value of the hedged item attributable to the hedged risk is also recorded in consolidated income by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the consolidated balance sheet.

•

In a cash flow hedge, the changes in fair value of derivative financial instruments is recorded in other comprehensive income. These amounts are reclassified in the consolidated statement of income in the periods in which results are affected by the cash flows of the hedged item.

•	Hedges of net investments in self-sustaining foreign operations are treated in a manner similar to cash flow hedges.

•	Any hedge ineffectiveness is recorded in the consolidated statement of income.

COMPREHENSIVE INCOME

Section 1530 introduced a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.

On January 1, 2007, the initial adoption of this standard resulted in a decrease in other assets of $26 million, an increase in future income tax assets of $2 million, a decrease in other long-term liabilities and deferred credits of $5 million, a decrease in long-term debt of $14 million and an accumulated other comprehensive loss of $5 million.

UNCERTAINTY IN INCOME TAXES

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”).” This interpretation, which the Company adopted on January 1, 2007, clarifies the accounting for uncertain tax positions recognized in a company’s financial statements in accordance with Statement 109. FIN 48 prescribes a more likely than not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, accounting in interim periods, and expanded income tax disclosures. Domtar adopted this Interpretation in conjunction with the fresh start reporting and the adoption of the accounting policies of Domtar Corporation (other than Last in First out “LIFO”). Domtar considers FIN 48 is an appropriate source of Canadian GAAP under Section 1100, “Generally Accepted Accounting Principles.” The adoption of FIN 48 was not reflected as a change in accounting policy with retrospective adjustment of retained earnings nor were comparative amounts for prior periods restated given the fresh start reporting on March 7, 2007. The initial adoption of this Interpretation had no significant impact on the consolidated financial statements.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

NOT YET IMPLEMENTED

INVENTORIES

In March 2007, the Accounting Standards Board (“AcSB”) approved Handbook Section 3031 “Inventories.” The standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The standard also permits the reversal of previous write-downs when there is a subsequent increase in the value of inventories. Finally, the standard provides guidance on the cost formulas that are used to assign costs to inventories and requires the consistent use of inventory policies by type of inventory with similar nature and use. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, with earlier adoption encouraged. An entity may either apply this standard to the opening inventory for the period and adjust opening retained earnings by the difference in the measurement of opening inventory and prior periods are not restated; or an entity may apply this standard retrospectively and restate prior periods in accordance with Handbook Section 1506 “Accounting Changes.” We do not expect the adoption of this standard to have a material impact on our consolidated financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters and other asset retirement obligations, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and closure and restructuring costs based upon currently available information. Actual results could differ from those estimates.

These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2006, as well as the effect of changes to these estimates can be found on pages 30 to 35 of our 2006 Annual Report1 and have not materially changed since December 31, 2006, except for the following.

FAIR VALUE ADJUSTMENTS AND FRESH START REPORTING

We applied fresh start reporting on March 7, 2007. As a result, all our assets and liabilities have been reported at fair values, except for future income taxes, which are reported in accordance with the requirements of CICA Handbook Section 3465, Income Taxes.

The fair values of our assets and liabilities have been based on Management’s best estimates at March 7, 2007. We are in the process of completing the valuation of certain assets and liabilities. Accordingly, the fair value of assets and liabilities could differ materially from the amounts presented in the consolidated financial statements. The principal significant elements for which the fair value could be modified include inventories, property, plant and equipment, intangible assets (including actual depreciation and amortization expense), goodwill and future income taxes.

As a result of the application of fresh start reporting, our financial statements beginning with the financial statements for the first quarter of 2007 are not comparable to our earlier financial statements.

RISKS AND UNCERTAINTIES

In the normal course of business, we face risks and uncertainties that in the event of their occurrence could materially adversely affect our business and financial condition. The description of these risk factors for the year ended December 31, 2006 can be found on pages 36 to 41 of our 2006 Annual Report1. No changes occurred during the third quarter of 2007 that had a material effect on the risks and uncertainties that were provided in our Quarterly report for the second quarter of 2007, except for the following:

The pulp, paper and wood product industries are highly cyclical. Fluctuations in the prices of and the demand for the Company’s products could result in smaller profit margins and lower sales volumes.

The pulp, paper and wood product industries are highly cyclical. Historically, economic and market shifts, fluctuations in capacity and changes in foreign currency exchange rates have created cyclical changes in prices, sales volume and margins for the Company’s products. The length and magnitude of industry cycles have varied over time and by product, but generally reflect changes in macroeconomic conditions and levels of industry capacity. Most of the Company’s paper products are commodities that are widely available from other producers. Even the Company’s non-commodity products, such as value-added papers, are susceptible to commodity dynamics. Because commodity products have few distinguishing qualities from producer to producer, competition for these products is based primarily on price, which is determined by supply relative to demand. The overall levels of demand for the products the Company manufactures and distributes, and consequently its sales and profitability, reflect fluctuations in levels of end-user demand, which depend in part on general macroeconomic conditions in North America and worldwide, as well as competition from electronic substitution. See “Some of the Company’s products are vulnerable to long-term declines in demand due to competing technologies or materials” included in our 2006 Annual Report1. For example, demand for cut-size office paper may fluctuate with levels of white-collar employment. Demand for many of such products was materially and negatively impacted by the global economic downturn, among other things, in the early part of this decade, and the Company expects that the Company will be sensitive to such downturns in the future.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.

Industry supply of pulp, paper and wood products is also subject to fluctuation, as changing industry conditions can influence producers to idle or permanently close individual machines or entire mills. Such closures can result in significant cash and/or non-cash charges. In addition, to avoid substantial cash costs in connection with idling or closing a mill, some producers will choose to continue to operate at a loss, sometimes even a cash loss, which could prolong weak pricing environments due to oversupply. Oversupply can also result from producers introducing new capacity in response to favorable short-term pricing trends.

Industry supply of pulp, paper and wood products is also influenced by overseas production capacity, which has grown in recent years and is expected to continue to grow. While the weakness of the U.S. dollar has mitigated the levels of imports in recent years, imports of pulp, paper and wood products from overseas may increase, putting downward pressure on prices.

As a result, prices for all of the Company’s products are driven by many factors outside of its control, and it has little influence over the timing and extent of price changes, which are often volatile. Because market conditions beyond the Company’s control determine the prices for its commodity products, the price for any one or more of these products may fall below its cash production costs, requiring the Company to either incur cash losses on product sales or cease production at one or more of its manufacturing facilities. The Company and Domtar Corporation continues to evaluate potential adjustments to its production capacity, which may include additional closures of machines or entire mills, and the Company could recognize significant cash and/or non-cash charges relating to any such closures in future periods. Therefore, the Company’s profitability with respect to these products depends on managing its cost structure, particularly wood fiber, chemical and energy costs, which represent the largest components of its operating costs and can fluctuate based upon factors beyond its control, as described below. If the prices of or demand for its products decline, or if its wood fiber, chemical or energy costs increase, or both, its sales and profitability could be materially and adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and our brands.

We rely on patent, trademark, and other intellectual property laws of the United States and other countries to protect our intellectual property rights. However, we may be unable to prevent third parties from using our respective intellectual property without our authorization, which may reduce any competitive advantage we have developed. If we had to litigate to protect these rights, any proceedings could be costly, and it may not prevail. We cannot guarantee that any Canadian or foreign patents, issued or pending, will provide us with any competitive advantage or will not be challenged by third parties. Additionally, we have obtained and applied for Canadian and foreign trademark registrations, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. We cannot guarantee that any of our pending patent or trademark applications will be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. The failure to secure any pending patent or trademark applications may limit our ability to protect the intellectual property rights that these applications were intended to cover.

The Company’s manufacturing businesses may have difficulty obtaining wood fiber at favorable prices, or at all.

Wood fiber is the principal raw material used by the Company, comprising approximately 30% of the aggregate amount of materials, labor and other operating expenses and fiber costs for our business during 2006. Wood fiber is a commodity, and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the U.S. In addition, future domestic or foreign legislation and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest health and the response to and prevention of catastrophic wildfires could also affect timber supplies. Availability of harvested timber may further be limited by fire, insect infestation, disease, ice storms, wind storms, flooding and other natural and man made causes, thereby reducing supply and increasing prices. Wood fiber pricing is subject to regional market influences, and the Company’s cost of wood fiber may increase in particular regions due to market shifts in those regions. Any sustained increase in wood fiber prices would increase the Company’s operating costs, and the Company may be unable to increase prices for its products in response to increased wood fiber costs due to additional factors affecting the demand or supply of these products.

The Province of Quebec adopted legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber, primarily softwood fiber, the Company is permitted to harvest annually, under its existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters to approximately 2.0 million cubic meters, reflecting a 21% reduction. The Chief Forester of Quebec has proposed a further reduction of 60,000 cubic meters, or 3%, of the total softwood annual allowable cut of forests managed by the Company. This would significantly affect the supply of fiber for the Company’s Northern Quebec softwood sawmill and market pulp operations. The reduction in harvest volume would also result in a corresponding increase in the unit cost of wood delivered to the sawmills. As a result of the impact of the strength of the Canadian dollar against the U.S. dollar, low lumber prices and other factors, most of the Company’s wood fiber harvesting operations in Quebec have been shut down and all but one of the facilities relating to such operations have been closed indefinitely. As a result of the reduced availability, the Company may face increased costs in purchasing, and have difficulty locating wood fiber sufficient to satisfy its requirements.

On October 1, 2007, we received a written notice from the Minister of Natural Resources and Wildlife for the province of Quebec purporting to revoke, effective as of September 14, 2007, our forest license rights relating to our Grand-Remous and Malarctic sawmills. We and Domtar Corporation believe that the Minister’s action is unlawful and will vigorously defend our rights. As a result of this notice, Conifex has delivered a notice purporting to terminate its agreement to purchase our Wood business. The Company and Domtar Inc. also believe that the purported unilateral termination of the agreement by Conifex is invalid under the terms of the agreement. However, if Domtar Inc. is not successful in reinstating these license rights and obtaining the consent of the Minister to transfer the license rights to Conifex on or before December 31, 2007, Conifex would have the right to terminate the agreement and, if it exercised its right to do so, the pending sale would not be completed.

The Company has liabilities with respect to its pension plans and the actual cost of its pension plan obligations could exceed current provisions. As of December 31, 2006, our defined benefit plans had a deficit of $167 million on others, in each case on a going concern basis.

The Company’s future funding obligations for the defined benefit pension plans depend upon changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine minimum funding levels, actuarial data and experience, and any changes in government laws and regulations. As of September 30, 2007, the Company’s Canadian pension funds had approximately $308 million, invested in multiple third party asset-backed commercial paper (“ABCP”) conduits, which are currently subject to the interim arrangement of the “Montreal Proposal” pursuant to which banks and major investors are negotiating restructuring proposals with respect to such ABCP conduits; however, these discussions are at a preliminary stage, and the outcome and the effect it would have on the value of the Company’s Canadian pension fund assets has yet to be determined.

Losses in the pension fund investments, if any, would result in future increased contributions by the Company or its Canadian subsidiaries. Additional contributions to these pension funds would be required to be paid over a 5-year period. Losses, if any, would also impact operating earnings over a longer period of time and immediately increase liabilities and reduce equity.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

In the normal course of business, we are exposed to certain financial risks, including interest rate risk, credit risk, foreign currency risk and price risk. We do not use derivative instruments for speculative purposes. More information on financial instruments is presented on pages 41 and 42 and in Note 18 of our 2006 Annual Report1. Financial risks have not changed materially since December 31, 2006.

OUTLOOK

For the remainder of the year, price realizations for papers and pulp are expected to further improve as a result of recently announced price increases for several commercial printing paper grades and for pulp while volumes are expected to decrease from the third quarter due to seasonal factors typifying our business. Integration related costs are expected to continue to increase from the third quarter while the annualized run rate from synergies is targeted at $80 million by year-end. The strengthening in the value of the Canadian dollar toward the end of the third quarter is expected to have a significant negative impact on the cost structure and profitability of our operating Canadian mills.

CONTROLS AND PROCEDURES

In the third quarter ended September 30, 2007, the Company did not make any significant changes in, nor take any significant corrective actions regarding its internal controls or other factors that could significantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the third quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the Company’s disclosure controls and procedures.

FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, but are not limited to:

•	the effect of general economic conditions, particularly in Canada and the U.S.;

•	market demand for Domtar’s products, which may be tied to the relative strength of various Canadian and/or U.S. business segments;

•	product selling prices;

•	energy prices;

•	raw material prices;

•	chemical prices;

•	performance of Domtar’s manufacturing operations including unexpected maintenance requirements;

•	the successful integration of the Weyerhaeuser Fine Paper Business with Domtar and the ability to realize anticipated cost savings;

•	the level of competition from domestic and foreign producers;

•	the effect of forestry, land use, environmental and other governmental regulations, and changes in accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the Canadian dollar to the U.S. dollar;

•	the effect of timing of retirements and changes in the market price of Domtar’s common stock on charges for stock-based compensation;

•	performance of pension fund investments and related derivatives; and

•	the other factors described under “Risks and uncertainties” in the Company’s 2006 Annual Report[1].

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this MD&A. Unless specifically required by law, Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances.

[1]	Our 2006 Annual Report can be found on our website at www.domtar.com.